UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 28, 2026, the Company issued a statement to address inaccurate claims regarding its programs and operations. The Company confirmed that its research focuses on CAR γδ T cell and iPSC-derived γδ NKT cell therapies, and that its lead CAR γδ T cell program has received regulatory approval for a first-in-human clinical trial currently ongoing at National University Hospital, Singapore. CytoMed reaffirmed its commitment to regulatory compliance, scientific rigor, and transparent disclosure.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Press Release dated January 28, 2026, titled: “CytoMed Therapeutics Refutes Misleading Claims and Reaffirms Clinical Progress”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
Date: January 28, 2026	Title:	Director and Chairman